EXHIBIT 99.1

Just Energy Group Inc. Announces Closing of $100 Million Convertible Unsecured Senior Subordinated Debentures

Just Energy Announces Early Redemption of Its 5.75% Convertible Debentures Due September 2018

TORONTO, Feb. 22, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the "Company"), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions and renewable energy options, announced today that it has closed its previously announced $100,000,000 public offering (the “Offering”) of convertible unsecured senior subordinated debentures (the “Debentures”) at a price of $1,000 per Debenture, bearing interest at 6.75% per annum and maturing on March 31, 2023 (the “Maturity Date”). Each $1,000 principal amount of the Debentures is convertible at the option of the holder at any time prior to the close of business on the last business day immediately preceding the earlier of the Maturity Date and the date fixed for redemption, into 112.3596 common shares of Just Energy, representing a conversion price of $8.90 per common share, subject to certain anti-dilution adjustments. The Debentures are listed on the Toronto Stock Exchange under the symbol JE.DB.D.

Just Energy also announced today that it will redeem on March 27, 2018 (the “Redemption Date”) its 5.75% Convertible Debentures scheduled to mature on September 30, 2018 (TSX:JE.DB.B) (the “Redemption Debentures”). On the Redemption Date, Just Energy will pay in cash to the holders of Redemption Debentures a redemption price equal to $1028.0411 for each $1,000 principal amount of Redemption Debentures, being equal to the aggregate of $1,000 plus all accrued unpaid interest thereon to but excluding the Redemption Date, in each case less any taxes required to be deducted or withheld. Formal notice of redemption is being delivered to the holders of Redemption Debentures in accordance with the terms of the trust indenture governing such debentures.

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE) (TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Ireland, Germany and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy, Tara Energy and terrapass.  Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to the repayment of the Redemption Debentures. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings Investor Relations Phone: 617.461.1101
michael.cummings@alpha-ir.com